SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                    COMPUTER LEARNING CENTERS INCORPORATED

                               (NAME OF ISSUER)


                              COMMON STOCK $0.01

                        (TITLE OF CLASS OF SECURITIES)


                                  205199102

                                (CUSIP NUMBER)


  Check the following box if a fee is being paid with this statement  [  ]


CUSIP NUMBER 205199102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

     NATIONAL WESTMINSTER BANK PLC

     13-563460

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                        (a) [ ]

                                        (b) [X]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANISATION


         ENGLAND

 NUMBER OF                5    SOLE VOTING POWER
   SHARES                         0
BENEFICIALLY              6    SHARED VOTING POWER
  OWNED BY                        285,000
    EACH                  7    SOLE DISPOSITIVE POWER
 REPORTING                        0
   PERSON                 8    SHARED DISPOSITIVE POWER
    WITH                          285,000



 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           285,000

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.6%

12    TYPE OF REPORTING PERSON
                     BK, HC

Item 1         (a)   Name of Issuer:

                     COMPUTER LEARNING CENTERS INCORPORATED

               (b)   Address of Issuer's Principal Executive Office.

                     11350 RANDON HILLS ROAD
                     SUITE 240
                     FAIRFAX
                     VIRGINIA, 22030

Item 2         (a)   Name of Person Filing:

                     NATIONAL WESTMINSTER BANK PLC

               (b)   Address of Principal Business Office

                     41 LOTHBURY
                     LONDON EC2P 2BP
                     ENGLAND

               (c)   Citizenship (i.e. Place of Organisation)

                     ENGLAND

               (d)   Title of Class of Securities:

                     Common Stock $0.01

               (e)   CUSIP Number

                     205199102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)   [ ]   Broker or dealer registered under Section 15
                           of the Act

               (b)   [ ]   Bank as defined in Section 3(a)(6) of the
                           Act

               (c)   [ ]   Insurance Company as defined in Section
                           3(a)(19) of the Act

               (d)   [ ]   Investment Company registered under Section
                           8 of the Investment Company Act

               (e)   [ ]   Investment Adviser registered under Section
                           203 of the Investment Advisers Act of 1940

               (f)   [ ]   Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee
                           Retirement Income Security Act of 1974 or Endowment
                           Fund;
                           see S240.13d-1(b)(1)(ii)(F)

               (g)   [x]   Parent Holding Company, in accordance with
                           S240.13d-1(b)(1)(ii)(G)

               (h)   [ ]   Group, in accordance with S240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership.

               (a)   Currently Beneficially Owned:

                     285,000

               (b)   Percent of Class:

                     5.6%

               (c)   Number of Shares as to which such person has:

                     (i)   sole power to vote or to direct the vote


                           0

                     (ii)  shared power to vote or to direct the vote

                           285,000

                     (iii) sole power to dispose or to direct the disposition
                           of

                           0


                     (iv) shared power to dispose or to direct the disposition of

                           285,000

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box [ ]



Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               GARTMORE INVESTMENT LTD

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company.

               GARTMORE INVESTMENT LTD

               (NatWest Market Asset Management Holdings Ltd, a wholly owned subsidiary of National Westminister PLC, is the investment holding company, as shown on the 13F filing).

               IA

Item 8.        Identification and Classification of Members of the Group

               Not applicable

Item 9.        Notice of Dissolution of Group

               Not applicable

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 12, 1997

NATIONAL WESTMINSTER BANK PLC


BY:            Signed by David Brian Maycock



NAME:          David Brian Maycock


TITLE:         Director of Group Compliance